UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Rel. No. 52695 / October 28, 2005

Admin. Proc. File No. 3-11971

In the Matter of

ST. GEORGE METALS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed with respect to St. George Metals, Inc. and the Commission has not chosen to review the decision as to it on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(e) of the Commission's Rules of Practice, that the initial decision of the administrative law judge */ has become the final decision of the Commission with respect to St. George Metals, Inc. The order contained in that decision with respect to it is hereby declared effective. The order in the initial decision revoked the registration of each class of securities of St. George Metals's securities.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Jonathan G. Katz
Secretary

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*/ St. George Metals, Inc., Initial Decision Rel. No. 298 (Sept. 29, 2005), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 298
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11971

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the Matter of	:	
	:	
	:	INITIAL DECISION
ST. GEORGE METALS, INC.	:	September 29, 2005
	:	

APPEARANCES: Leslie A. Hakala and Gregory C. Glynn for the Division of Enforcement, Securities and Exchange Commission

St. George Metals, Inc., pro se

BEFORE: Robert G. Mahony, Administrative Law Judge

PROCEDURAL HISTORY

The Securities and Exchange Commission (Commission or SEC) issued its Order Instituting Proceedings (OIP) on July 1, 2005, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that the common stock of St. George Metals, Inc. (St. George Metals), is registered with the Commission pursuant to Section 12(g) of the Exchange Act. The OIP further alleges that, since registering its stock, St. George Metals has not filed an annual report on Form 10-K or 10-KSB since April 26, 2002, or a quarterly report on Form 10-Q or 10-QSB since November 14, 2002. As a result, the OIP alleges that St. George Metals has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

St. George Metals filed an Answer to the OIP. At a prehearing conference held on July 28, 2005, I granted the Division of Enforcement (Division) leave to file a motion for summary disposition. See 17 C.F.R. § 201.250. The Division filed its motion for summary disposition with supporting declaration and exhibits on August 30, 2005. St. George Metals failed to file a

response, due by September 16, 2005, and the Division filed a concluding brief on September 21, 2005.[1]

STANDARDS FOR SUMMARY DISPOSITION

Rule 250(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.250(a), provides that after a respondent has filed an answer and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice, 17 C.F.R. § 201.323.

Rule 250(b) of the Commission's Rules of Practice, 17 C.F.R. § 201.250(b), requires the administrative law judge promptly to grant or deny the motion, or to defer decision on the motion. The administrative law judge may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and if the party making the motion is entitled to summary disposition as a matter of law.

Background

St. George Metals is a Nevada corporation based in Alexandria, Virginia, with stock quoted on the Pink Sheets. (Div. Exs. 1, 3.) Prior to 1995, St. George Metals was engaged in the acquisition, exploration, and development of natural resources. (Div. Ex. 1.) Since 1995, St. George Metals has been seeking to satisfy its trade debt without declaring bankruptcy. (Div. Ex. 3.) In its most recent Form 10-KSB, for the fiscal year ending January 31, 2002, St. George Metals reported that its "financial resources have been substantially exhausted and management does not know of any significant additional financing available." (Div. Ex. 1.) The 2002 10-KSB showed no current assets and current liabilities of $6.9 million. (Div. Ex. 1.) The 2002 10-KSB also reported that St. George Metals had no ongoing or active business operations and was in the process of winding down its business. (Div. Ex. 1.) In its most recent Form 10-QSB, filed November 14, 2002, St. George Metals acknowledged that its financial condition would make it difficult for it to comply with the reporting requirements of the Exchange Act. (Div. Ex. 3.) St. George Metals has been dormant for at least the last two years. (Answer at 1.)

Periodic Reporting

St. George Metals's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act. (Answer at 1; Div. Ex. 1.) St. George Metals is delinquent in its periodic filings with the Commission, having failed to file periodic reports since 2002. It has not filed an annual report on Form 10-KSB since April 26, 2002. (Div. Ex. 4.) It has not filed a quarterly report on Form 10-QSB since November 14, 2002. (Div. Ex. 5.) In total, St. George

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[1] Citations to St. George Metals's Answer will be noted as "(Answer at __.)." Citations to the Division's motion for summary disposition will be noted as "(Div. Motion at __.)." Citations to the Division's supporting declaration and exhibits will be noted as "(Div. Ex. __.)."

Metals is delinquent in filing three Forms 10-KSB (for its fiscal years ended January 31, 2003, 2004, 2005), and eight Forms 10-QSB (for the three quarters in 2003, the three quarters in 2004, and the two quarters of 2005).

Compliance Efforts

St. George Metals does not dispute that it has failed to file required annual reports since April 26, 2002, and required quarterly reports since November 14, 2002. (Answer at 1.) St. George Metals asserts that it has been "dormant for the past two years, and has neither conducted any business nor had access to any capital," which resulted in it not being able to file periodic reports on a timely basis. (Answer at 1.)

In September 2004, St. George Metals announced that it had reached an agreement with CMKM Diamonds, Inc. (CMKM), in which St. George Metals would purchase five percent of CMKM's mineral claims for $10 million and 200 billion restricted shares of St. George Metals's stock.[2] (Div. Ex. 8.) On September 28, 2004, St. George Metals announced that it had completed the $10 million payment to CMKM. (Div. Ex. 9.)

In an April 2005 press release, St. George Metals announced that its board of directors appointed William B. Haseltine (Mr. Haseltine) as its president. (Div. Ex. 11.) In the press release, Mr. Haseltine stated that one of his goals was to "[g]et the company current and compliant with all required SEC filings." (Div. Ex. 11.) In May 2005, St. George Metals issued four press releases that announced its plan to acquire the assets of two companies, Nevada Vermiculite, LLC and Mineral Energy and Technology Corporation. (Div. Exs. 12, 13, 14, 15.)

In June 2005, the Division contacted Mr. Haseltine regarding St. George Metals's delinquent periodic reports. (Div. Ex. 7.) Mr. Haseltine was informed both orally and in writing that the Division would consider recommending that the Commission institute revocation proceedings if St. George Metals did not file its periodic reports. (Div. Ex. 7.)

In its Answer, filed in July 2005, St. George Metals claimed that it would take steps to retain accountants to prepare "all the past reports that are overdue." (Answer at 2.) St. George Metals stated that it expected to become current with its reporting obligations by the end of July 2005. (Answer at 2.) Mr. Haseltine resigned as president and counsel of St. George Metals on August 25, 2005, stating that he had not received payment for his services since May 2005 and was never provided with the documents to support any filings with the SEC. (Div. Ex. 16.) To date, St. George Metals has not filed any of its delinquent periodic reports.

CONCLUSIONS OF LAW

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file periodic and other

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[2] The registration of CMKM's stock was revoked for failing to file periodic reports on July 12, 2005. CMKM Diamonds, Inc., Initial Decision Release No. 291 (July 12, 2005). The Commission has yet to decide CMKM's appeal of that decision.

reports with the Commission. Exchange Act Rule 13a-1 requires issuers to submit annual reports, and Exchange Act Rule 13a-13 requires issuers to submit quarterly reports. No showing of scienter is necessary to establish a violation of Section 13(a) or the rules thereunder. SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F.Supp. 1250, 1268 (D.D.C. 1978).

The purpose of the periodic reporting provisions is to supply the investing public with current and accurate information about an issuer so that the investing public may make informed decisions. As stated in SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history):

> The reporting requirements of the [Exchange Act are] the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

St. George Metals failed to file its required annual reports on Form 10-K or 10-KSB for the fiscal years ending January 31, 2003, January 31, 2004, and January 31, 2005 and its required quarterly reports on Form 10-Q or 10-QSB for the quarters ending April 30, 2003, July 31, 2003, October 31, 2003, April 30, 2004, July 31, 2004, October 31, 2004, April 30, 2005, and July 31, 2005. Because St. George Metals failed to file required periodic reports, it has violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13. The Division's motion for summary disposition shall be granted.

SANCTIONS

I have concluded that there are no material facts in dispute and that St. George Metals violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, the only remaining issue is the appropriate sanction. Section 12(j) of the Exchange Act authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration of a security for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

In determining whether a sanction is appropriate under Section 12(j) of the Exchange Act, the public interest factors identified in Steadman v. SEC are instructive. 603 F.2d 1126, 1140 (5th Cir. 1979), aff'd on other grounds, 450 U.S. 91 (1981); see also WSF Corp., 77 SEC Docket 1831, 1836-37 (May 8, 2002) (12(j) case applying Steadman). The relevant factors under Steadman are: (1) the egregiousness of the respondent's actions; (2) the isolated or recurrent nature of the infraction; (3) the degree of scienter involved; (4) the sincerity of the respondent's assurances against future violations; (5) the respondent's recognition of the wrongful nature of its conduct; and (6) the likelihood of future violations. 603 F.2d at 1140. No one factor controls. See SEC v. Fehn, 97 F.3d 1276, 1295-96 (9th Cir. 1996).

St. George Metals's actions were egregious and recurrent. St. George Metals does not recognize the wrongfulness of its conduct and has acted with a high degree of scienter. For nearly a three-year period, it failed to file a total of eleven required periodic reports. Despite its claim that it was dormant and without access to capital the past two years, St. George Metals, starting in late 2004, issued press releases touting purported multi-million dollar deals it had entered, or planned to enter, all while it was out of compliance with the periodic reporting requirements. Thus, instead of current audited information, the investing public was forced to rely on self-serving statements. During the relevant period, St. George Metals was aware of its obligations to file periodic reports. To date, there is no evidence that St. George Metals took any affirmative steps toward complying with the periodic reporting requirements. Although St. George Metals promised to file its delinquent reports, it never retained an auditor, and Mr. Haseltine resigned, in part, because he was not provided the documentation that would allow him to file any of the delinquent reports. All these factors lead me to conclude that there is a high probability that St. George Metals will continue to violate the reporting requirements of the Exchange Act.

"Section 12(j) proceedings play an important role in the Commission's enforcement program because many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes. Revocation under Section 12(j) can make such issuers less appealing to persons who would put them to fraudulent use." e-Smart Techs, Inc., 83 SEC Docket 3586 at 3591 n.14 (October 12, 2004). St George Metals has had no assets or operations for several years and has stated that these factors prevented it from filing its quarterly and annual reports. (Answer at 1; Div. Exs. 1, 3.) St. George Metals's failure to file required periodic reports has deprived the investing public of current, reliable information regarding its operations, purported million-dollar transactions, and financial condition. Viewing the Steadman factors in their entirety, I conclude that the only appropriate sanction for the protection of investors is revocation of the registration of each class of St. George Metals's securities.

ORDER

Based on the findings and conclusions set forth above:

IT IS ORDERED that the Division of Enforcement's Motion for Summary Disposition is GRANTED; and

IT IS FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of securities of St. George Metals, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Robert G. Mahony
Administrative Law Judge